# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Labs Ltd, CIK 0001872302
CUSIP: G6391Y110
Title of class of securities: Ordinary shares, par value US$0.002 per share
Address of issuer's principal executive offices: China Yuangu Hanggang Technology Buildin, 509 Qianjiang Road, Shangcheng District, Hangzhou, China (F4), 310000
Date of event which requires filing of this statement: 08/25/2025
Filed by CIK 0001802732
Persons authorized to receive notices and communications: Jianping Kong, c/o China Yuangu Hanggang Technology Bui, 509 Qianjiang Road, Shangcheng District, Hangzhou, China (F4), 310000, (86) 0571-8665 6957; NLABS FUND PTE LTD., c/o China Yuangu Hanggang Technology Bui, 509 Qianjiang Road, Shangcheng District, Hangzhou, China (F4), 310000, (86) 0571-8665 6957; Tricor Equity Trustee Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, Virgin Islands British (D8), VG 1110, (86) 0571-8665 6957; NlabsDAO Trust, c/o China Yuangu Hanggang Technology Bui, 509 Qianjiang Road, Shangcheng District, Hangzhou, China (F4), 310000, (86) 0571-8665 6957; JIANPING KONG LTD, c/o China Yuangu Hanggang Technology Bui, 509 Qianjiang Road, Shangcheng District, Hangzhou, China (F4), 310000, (86) 0571-8665 6957; Teeroy Limited, Room 1921, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, Hong Kong (K3), 999077, (86) 0571-8665 6957; Lunyu Trust, c/o China Yuangu Hanggang Technology Bui, 509 Qianjiang Road, Shangcheng District, Hangzhou, China (F4), 310000, (86) 0571-8665 6957; Wlyl Ltd, c/o China Yuangu Hanggang Technology Bui, 509 Qianjiang Road, Shangcheng District, Hangzhou, China (F4), 310000, (86) 0571-8665 6957

## Reporting persons
- Jianping Kong (CIK 0001802732): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF), other (OO); sole voting power 1,888,342; shared voting power 3,030,203; sole dispositive power 1,888,342; shared dispositive power 3,030,203; aggregate amount beneficially owned 4,918,545 (20.9% of the class)
  Comment: 1. The number of shares beneficially owned with sole voting power and sole dispositive power represents 1,888,342 Class A Ordinary Shares directly held by NLABS FUND PTE LTD., a private company limited by shares incorporated in Singapore and wholly owned by Mr. Jianping Kong.
  
  2. The number of shares beneficially owned with shared voting power and shared dispositive power represents (i) 670,499 Class A Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by NlabsDAO Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Jianping Kong is a settlor and investment manager, and (ii) 659,812 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited, in which Mr.Kong is a settlor and investment manager. Being the sole director of both JIANPING KONG LTD and Wlyl Ltd, and the settlor and investment manager of both NlabsDAO Trust and Lunyu Trust, respectively, Mr. Jianping Kong is deemed to have shared voting and dispositive powers over these Class A Ordinary Shares, and 1,699,892 Class B Ordinary Shares directly held by JIANPING KONG LTD. Being the sole director of JIANPING KONG LTD and the settlor and investment manager of NlabsDAO Trust, Mr. Jianping Kong is deemed to have shared voting and dispositive powers over these Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 30 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  3. Percentage of class represented by amount in row is calculated based on 23,571,833 outstanding Ordinary Shares as a single class, being the sum of 20,712,924 Class A Ordinary Shares and 2,858,909 Class B Ordinary Shares outstanding as of August 25, 2025 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
- NLABS FUND PTE LTD.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,888,342; shared voting power 0; sole dispositive power 1,888,342; shared dispositive power 0; aggregate amount beneficially owned 1,888,342 (8% of the class)
  Comment: 1. The number of shares beneficially owned with sole voting power and sole dispositive power represents 1,888,342 Class A Ordinary Shares directly held by NLABS FUND PTE LTD., a private company limited by shares incorporated in Singapore and wholly owned by Mr. Jianping Kong.
  
  2. Percentage of class represented by amount in row is calculated based on 23,571,833 outstanding Ordinary Shares as a single class, being the sum of 20,712,924 Class A Ordinary Shares and 2,858,909 Class B Ordinary Shares outstanding as of August 25, 2025 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
- Tricor Equity Trustee Limited as Trustee of NlabsDAO Trust: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 2,370,391; sole dispositive power 0; shared dispositive power 2,370,391; aggregate amount beneficially owned 2,370,391 (10.1% of the class)
  Comment: 1. The number of shares beneficially owned with shared voting power and shared dispositive power represents 670,499 Class A Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by NlabsDAO Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, and 1,699,892 Class B Ordinary Shares directly held by JIANPING KONG LTD. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 30 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  2. Percentage of class represented by amount in row is calculated based on 23,571,833 outstanding Ordinary Shares as a single class, being the sum of 20,712,924 Class A Ordinary Shares and 2,858,909 Class B Ordinary Shares outstanding as of August 25, 2025 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
- NlabsDAO Trust: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 2,370,391; shared voting power 0; sole dispositive power 2,370,391; shared dispositive power 0; aggregate amount beneficially owned 2,370,391 (10.1% of the class)
  Comment: 1. The number of shares beneficially owned with sole voting power and sole dispositive power represents 670,499 Class A Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by NlabsDAO Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, and 1,699,892 Class B Ordinary Shares directly held by JIANPING KONG LTD. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 30 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  2. Percentage of class represented by amount in row is calculated based on 23,571,833 outstanding Ordinary Shares as a single class, being the sum of 20,712,924 Class A Ordinary Shares and 2,858,909 Class B Ordinary Shares outstanding as of August 25, 2025 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
- JIANPING KONG LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 2,370,391; shared voting power 0; sole dispositive power 2,370,391; shared dispositive power 0; aggregate amount beneficially owned 2,370,391 (10.1% of the class)
  Comment: 1. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 30 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  2. Percentage of class represented by amount in row is calculated based on 23,571,833 outstanding Ordinary Shares as a single class, being the sum of 20,712,924 Class A Ordinary Shares and 2,858,909 Class B Ordinary Shares outstanding as of August 25, 2025 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
- Teeroy Limited as Trustee of Lunyu Trust: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 659,812; sole dispositive power 0; shared dispositive power 659,812; aggregate amount beneficially owned 659,812 (2.8% of the class)
  Comment: 1. The number of shares beneficially owned with shared voting power and share dispositive power represents 659,812 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited, in which Mr. Jianping Kong is the settlor and investment manager.
  
  2. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 30 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  3. Percentage of class represented by amount in row is calculated based on 23,571,833 outstanding Ordinary Shares as a single class, being the sum of 20,712,924 Class A Ordinary Shares and 2,858,909 Class B Ordinary Shares outstanding as of August 25, 2025 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
- Lunyu Trust: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC), other (OO); sole voting power 659,812; shared voting power 0; sole dispositive power 659,812; shared dispositive power 0; aggregate amount beneficially owned 659,812 (2.8% of the class)
  Comment: 1. The number of shares beneficially owned with sole voting power and sole dispositive power represents 659,812 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited.
  
  2. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 30 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  3. Percentage of class represented by amount in row is calculated based on 23,571,833 outstanding Ordinary Shares as a single class, being the sum of 20,712,924 Class A Ordinary Shares and 2,858,909 Class B Ordinary Shares outstanding as of August 25, 2025 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
- Wlyl Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC), other (OO); sole voting power 659,812; shared voting power 0; sole dispositive power 659,812; shared dispositive power 0; aggregate amount beneficially owned 659,812 (2.8% of the class)
  Comment: 1. The number of shares beneficially owned with sole voting power and sole dispositive power represents 659,812 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited.
  
  2. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 30 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  3. Percentage of class represented by amount in row is calculated based on 23,571,833 outstanding Ordinary Shares as a single class, being the sum of 20,712,924 Class A Ordinary Shares and 2,858,909 Class B Ordinary Shares outstanding as of August 25, 2025 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$0.002 per share
Name of issuer: Nano Labs Ltd
Address of issuer's principal executive offices: China Yuangu Hanggang Technology Buildin, 509 Qianjiang Road, Shangcheng District, Hangzhou, China (F4), 310000
Comment:
This amendment to Schedule 13D (this "Amendment No.5") amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on October 2, 2024, as amended and supplemented by the Amendment No.1, Amendment No.2, Amendment No.3 and Amendment No.4 filed with the Commission on February 5, 2024, May 7, 2024, September 25, 2024, and October 2, 2024, respectively(the "Original Schedule 13D," as amended and supplemented by this Amendment No.5, the "Schedule 13D") by each of Mr. Jianping Kong, NLABS FUND PTE LTD., Tricor Equity Trustee Limited, NlabsDAO Trust, JIANPING KONG LTD, Teeroy Limited, Lunyu Trust and Wlyl Ltd and relates to Class A ordinary shares, par value $0.002 per share (the "Class A Ordinary Shares") and Class B ordinary shares, par value $0.002 per share (the "Class B Ordinary Shares", together with the Class A Ordinary Shares, the "Shares") of Nano Labs Ltd, a Cayman Islands exempted company (the "Issuer").

This Amendment No.5 is being filed to report the purchase of 480,000 Class A Ordinary Shares by Wlyl Ltd in open-market transactions on from August 21 to August 25, 2025.

Except as provided herein, this Amendment No.5 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.5 have the meanings ascribed to them in the Original Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

From August 21 to August 25, 2025, Wlyl Ltd purchased 480,000 Class A Ordinary Shares in open-market transactions for investment purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Amendment No. 5 is incorporated herein by this reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment No. 5 is incorporated herein by this reference.
Transactions in the class effected during the past sixty days: The reporting person effected no transactions during the last 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement dated August 27, 2025 by and among the Reporting Persons

## Signatures
- Jianping Kong: /s/ Jianping Kong, Jianping Kong (08/27/2025)
- NLABS FUND PTE LTD.: /s/ Jianping Kong, Jianping Kong, Director (08/27/2025)
- Tricor Equity Trustee Limited as Trustee of NlabsDAO Trust: /s/ Li Yan Wing Rita, Li Yan Wing Rita, Director (08/27/2025)
- NlabsDAO Trust: /s/ Tricor Equity Trustee Limited as trustee of NlabsDAO Trust, Li Yan Wing Rita, Director of Tricor Equity Trustee Limited (08/27/2025)
- JIANPING KONG LTD: /s/ Jianping Kong, Jianping Kong, Director (08/27/2025)
- Teeroy Limited as Trustee of Lunyu Trust: /s/ Li Yan Wing Rita, Li Yan Wing Rita and Yeung Tsz Yeung, Authorised Signatories (08/27/2025)
- Lunyu Trust: /s/ Teeroy Limited as trustee of Lunyu Trust, Li Yan Wing Rita and Yeung Tsz Yeung, Authorised Signatories of Teeroy Limited (08/27/2025)
- Wlyl Ltd: /s/ Jianping Kong, Jianping Kong, Director (08/27/2025)